www.linkedin.com/in/
jonathanwarnock (LinkedIn)

Top Skills

Food Tech

Startups

Digital Strategy

Honors-Awards

NBCUniversal: Digital Top Gun
Award

NBCUniversal: Ovation Award for
Excellence

NBCUniversal: Ovation Award for
Excellence

Jonathan W.

Re/Creator of brands across Media, Entertainment, eCommerce, and
Startups. Product innovation. Entrepreneur.
New York, New York, United States

Summary

I'm a multidisciplinary leader with a passion for shaping brand and
product strategies that drive success for both large corporations
and startups. With a diverse skill set that spans brand development,
messaging, creative direction, customer/user experience design,
product development, and marketing, I'm dedicated to helping
businesses thrive in today's dynamic landscape.

As a highly-regarded creative leader and visual storyteller, my focus
lies in the art of brand evolution and the transformative journey that
accompanies it. I believe in the power of storytelling to connect with
audiences on a deeper level, and I've honed this skill throughout my
career.

My goal is to collaborate with forward-thinking organizations and
innovators, leveraging my expertise to drive growth, build memorable
brands, and craft exceptional user experiences. Let's connect and
explore how we can work together to achieve your business goals.

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Experience

WARNOCKULAR LLC
Founder | CEO | Creative Director
2019 - Present (5 years)
New York, New York, United States

Currently Accepting New Clients!

At WARNOCKULAR, we are more than just a boutique creative services
agency; we are storytellers, brand builders, and creative collaborators. Our
mission is to help brands authentically convey their stories to the world. With a
focus on visual design, digital product development, user experience design,
video production, and many other creative services, we harness the talents of
the most skilled freelancers to bring your vision to life.

With over 25 years of experience, our team has had the privilege of working with some of the most prominent brands in the industry. From industry giants to startups, we've partnered with them all, and we bring the same level of dedication and creativity to every project.

Whether your brand is big or small, established or emerging, we're here to help you discover the unique story that sets you apart. Together, we can transform your ideas into unforgettable experiences and narratives that resonate with your audience in ways you might not have even imagined.

Ready to tell your story? Let's connect and explore how WARNOCKULAR can help you craft a compelling narrative and elevate your brand to new heights.

Beuhi
Chief Marketing Officer
2023 - Present (1 year)
New York, New York, United States

PATENTS PENDING:

US 63/415,024

US 63/472,368

Incubated within the 1871 Venture Innovation Hub: Cannabis Innovation Lab

An at-home confectionery counter-top appliance where In under an hour, consumers can create reliable and consistent botanical-infused gummies, chocolates, or hard candies, from a device that is secure, discreet, and stylish; compatible with their preferred inputs, and customizable to desired dosage and quantity outputs.

SuperQuickQuestion
Head of Product Management & User Experience
2020 - 2023 (3 years)
New York, United States

PATENTS ISSUED:

US 2023/0164295 A1

US 2023/0199042 A1

SuperQuickQuestion is a one-on-one Q&A platform that partners with sports teams, music labels and innovative brands to facilitate live 60-second video chats between a host and a queue of guests.

For fans, our virtual meet-and-greets provide the excitement and personal connection of bumping into your favorite athlete on the elevator. Plus, fans don't pay, and they can opt in to receive a SuperQuickQuestion Snapshot photo keepsake to commemorate their unforgettable moment.

For hosts (teams/labels/brands), our platform creates a scalable new way to boost genuine fan engagement in an efficient, safe, and cost-effective way. Plus, hosts can use SQQ as a new avenue for generating sponsorship revenue.

Ideal Protein
Director of Product Management
2019 - 2022 (3 years)
New York, United States

The Ideal Protein Ketogenic Weight Loss Protocol is a medically developed 3 phase protocol containing 2 key components – weight loss and weight maintenance.

FreshDirect
Senior Director of Application Development & Product Strategy
2016 - 2018 (2 years)
New York, NY

FreshDirect and its on-demand service, FoodKick, is an $800MM grocery eCommerce business servicing the New York City, Philadelphia, and Washington, DC Metro areas;

• Executed product strategy of FoodKick business from concept to revenue generation contributing $150MM+ to the core business incrementally YoY post-launch;
• Led product, CX, and brand innovation efforts to modernize the FreshDirect storefront experience, improve system capabilities, and define strategies for expanding business such as subscription MealKits;
• Partnered with the CEO and business stakeholders on the development of annual operating plans establishing the KPIs to support the execution of the product roadmaps;
• Collaborated with cross-functional international teams from Engineering, Data, and UX/UI Design;
• Directly managed the business analysis and project management team which owned the definition and delivery of products for the breadth of the

entire consumer experience, internal business systems, logistics, and mobile applications;
• Positioned the BA team as the primary product group;
• Transitioned project processes by adopting Agile methodologies.

Kokko Inc.
Co-Founder | VP of Marketing & Brand
2014 - 2016 (2 years)
New York, NY

Early-stage startup developing a mobile technology that enables B2B and B2C beauty eCommerce platforms to deliver color accurate product recommendations to users based on the analysis of skin tones;

• Developed the strategic brand direction and visual identity, established the consumer voice, and go to market strategy for initial iOS Beta launch;
• Managed all NY-based business relationships, strategic partnerships, and investment opportunities;
• Traction as of April 2016: Conducted the largest independent skin tone study with over 350 women to build baseline data for the app technology which included the color analysis of 14 product lines from 7 brands; Developed the working color analysis pipeline and consumer front-end iOS mobile application; Gained traction with numerous indie and national beauty brands and retailers; Public beta iOS version of the Kokko Beauty App was released in January, 2016.

NBCUniversal, Inc.
8 years

Director Product Strategy
2011 - 2014 (3 years)
Greater New York City Area

Media Products & Advanced Technology

• Product strategist leading multiple product development teams that owned the definition and implementation of extensive roadmaps for centralized, cross-brand programs: Multi-Platform Publishing, Social Media, and Online Gaming;
• Responsible for product marketing efforts supporting initiatives that contributed to transformations in the industry including metadata standardization, improving digital supply chain, OOT and streaming content distribution, and title monetization across television and film;

Creative Director. Director of Product & User Experience.
2009 - 2011 (2 years)
Greater New York City Area

iVillage Properties

• Led creative direction, user experience, and product definition for the redesign and brand refresh of the iVillage.com and Astrology.com brands;
• Ran the internal agency that supported all branding initiatives for marketing, sales, product development, print, video, and events;

Creative Director
2007 - 2011 (4 years)
Greater New York City Area

NBCU Digital Network

• Built the creative team responsible for the daily execution of new brand initiatives for the NBCU Digital Network: a digital business portfolio and creative agency responsible for the creation and management of multiple content portals and digital products as a joint venture with NBCU's advertising partners;

Director Project Management
2006 - 2007 (1 year)
Greater New York City Area

Owned Television Stations

• Directed the operational rollout of a standardized digital strategy which consolidated the site experience, CMS, and other scalable web products for 15 locally owned and operated news stations.

AOL
Various Positions
1999 - 2006 (7 years)
Greater New York City Area

Senior Producer / Product Manager — TheStudio@AOL / AOL Entertainment
2004-2006: New York, NY

• Led product development initiatives and new channel launches for various digital channels within AOL Entertainment including: AOL CityGuide, AOL Television, AOL Comedy, AOL Games, AOL Vegas, and AOL Broadband;

Technical Project Manager and Producer — AOL Product Group 2002-2004: Dulles, VA

• Managed product development definition and operational rollout for various products and services within the AOL Product Group including: AOL CityGuide, AOL Search, AOL Yellow Pages, AOL Government Guide, and AOL Tickets;

HTML Developer — AOL Web Group 2001-2002: Dulles, VA

• Led development initiatives for Registration, for Parental Controls, for early second screen, wireless and mobile technology, and for early 2-way messaging in various programming languages including HTML, JavaScript, and CSS;

Interactive Media Developer — AOL International 1999-2001: Dulles, VA

• Built international clients in a proprietary language (FDO) spanning multiple countries including Australia, UK, Canada, Mexico, Germany, France, Brazil, Portugal, Hong Kong, and Japan.

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Education

North Carolina State University
Bachelor of Arts (B.A.), Communication · (1992 - 1996)